Exhibit 21.1
LIST OF SUBSIDIARIES OF TOPSPIN MEDICAL, INC.
(A DELAWARE CORPORATION)
1.	TopSpin Medical (Israel) Ltd. (an Israel corporation)

2.	TopSpin Urology Ltd. (an Israel corporation)